                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                             BRIDGESTONE CORPORATION
   (Exact name of Issuer of deposited securities as specified in its charter)
                                      Japan
            (Jurisdiction of Incorporation or organization of Issuer)

                               -------------------

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)
                1 Chase Manhattan Plaza, New York, New York 10081
                            Tel. No.: (212) 552-4944
              (Address, including zip code, and telephone number of
                         depositary's principal offices)

                               -------------------

                               JPMorgan Chase Bank
                                 ADR Department
                       1 Chase Manhattan Plaza, 40th Floor
                            New York, New York 10081
                            Tel. No.: (212) 552-4944
    (Address, including zip code, and telephone number of agent for service)

                               -------------------

                                    Copy to:
                             Scott A. Ziegler, Esq.
                       Ziegler, Ziegler & Associates, LLP
                         555 Madison Avenue, 11th Floor
                            New York, New York 10022

         It is proposed that this filing become effective under Rule 466

               [X] immediately upon filing [ ] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                                                   CALCULATION OF REGISTRATION FEE
=========================================================================================================================

                                                                                           Proposed
                                                                   Proposed                Maximum
                                                 Amount            Maximum                 Aggregate         Amount of
Title of Each Class of                           to be             Offering                Offering          Registration
Securities to be Registered                      Registered        Price Per Unit(1)       Price(2)          Fee
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced
by American Depositary Receipts, each
American Depositary Share representing
two shares of common stock of Bridgestone
Corporation                                     30,000,000            $0.05                $1,500,000        $138
=========================================================================================================================

(1) Each unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

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                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                       Location in Form of American Depositary
 Item Number and Caption                                               Receipt Filed Herewith as Prospectus
 -----------------------                                               ------------------------------------
    (1)  Name and address of Depositary                                Introductory paragraph

    (2)  Title of American Depositary Receipts and identity of         Face of American Depositary Receipt, top center
         deposited securities

 Terms of Deposit:

 (i)     Amount of deposited securities represented by one unit        Face of American Depositary Receipt, upper right
         of American Depositary Shares                                 corner

 (ii)    Procedure for voting, if any, the deposited securities        Articles (12) and (14)

 (iii)   Collection and distribution of dividends                      Article (13)

 (iv)    Transmission of notices, reports and proxy soliciting         Articles (11) and (12)
         material

 (v)     Sale or exercise of rights                                    Articles (13) and (14)

 (vi)    Deposit or sale of securities resulting from dividends,       Articles (13) and (16)
         splits or plans of reorganization

 (vii)   Amendment, extension or termination of the Deposit            Articles (18) and (19)
         Agreement

 (viii)  Rights of holders of receipts to inspect the transfer         Article (3)
         books of the Depositary and the list of Holders of
         receipts

 (ix)    Restrictions upon the right to deposit or withdraw the        Articles (1), (2), (4), (6), (15), (16) and (17)
         underlying securities

 (x)     Limitation upon the liability of the Depositary               Introductory paragraph and Articles (1), (2), (4),
                                                                       (7), (16) and (17)

 (3)     Fees and Charges                                              Article (20)

Item 2.  AVAILABLE INFORMATION

                                                                       Location in Form of American Depositary Receipt
 Item Number and Caption                                               Filed Herewith as Prospectus
 -----------------------                                               -----------------------------
 (a)     Statement that the issuer of the deposited securities         Article (11)
         specified above furnishes the Commission with certain
         public reports and documents required by foreign law or
         otherwise under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934 and that such reports can be
         inspected by holders of American Depositary Receipts
         and copied at public reference facilities maintained by
         the Commission in Washington, D.C.


                                   Prospectus

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      THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO
       AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN
      DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF
               FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

         (a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

         (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

         (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

         (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

         (e) Certification under Rule 466.

Item 4. UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 11, 2002.

                                    Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for Shares of Bridgestone Corporation

                                    JPMORGAN CHASE BANK, Depositary


                                    By:  /s/Jordana Chutter
                                         ---------------------------
                                    Name: Jordana Chutter
                                    Title: Vice President

                                INDEX TO EXHIBITS

   Exhibit                                                                               Sequentially
   Number                                                                                Numbered Page
   ------                                                                                -------------
     (a)    Form of ADR

     (d)    Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

     (e)    Rule 466 Certification